November 29, 2011

Breslin, Mary Beth

Division of Corporation Finance

Telephone Number: 202. 551.3671

Fax Number: 703.831.6985

Re: Auto Home Lock, Inc.

Amendment No. 3 to Registration Statement on form S-1

Filed October 12, 2011

File No. 333-175792

Dear Mrs. Breslin:

Thank you for your letter dated October 27, 2011. Regarding your comments, please find in the following pages the answers for the comments.

Prospectus Cover Page

1.

Please revise the cover page to remove the reference to the unidentified acquaintance.

We have revised the 5th paragraph on page 4, the first paragraph on page 10 and the first paragraph on page 29 to remove all the reference to the unidentified acquaintance.

Use of Proceeds, page 18

2.

We note your revised disclosure in response to prior comment 6. Please explain to us how the loan commitment from your president would be sufficient to cover the expenses necessary to meet your reporting obligations for the next twelve months. We may have additional comment after reviewing your response.

The Company’s president has raised the amount of the loan commitment from $10,000 to $15,000 for the next twelve months. We have revised the loan amounts in the 5th full paragraph on page 10, the 1st paragraph on page 14, the 1st incomplete paragraph on page 21, the 2nd paragraph from the bottom on page 45 and the 3rd full paragraph on page 46. We have also updated the information and revised the paragraph started at the end of page 20:

“The estimated offering expenses of $7,007 include our estimated expenses to comply with our obligations under the federal securities laws in connection with the issuance and distribution of the securities in this offering. We have spent $3,000 with auditor’s fees and $1,500 with bookkeeper’s fees to prepare the May 31, 2011 fiscal year end financials contained in this registration statement, plus $1,500 for the attorney’s opinion letter and $10 (to cover the $6.97) for the SEC registration fee. We have also spent $1,500 with auditor’s fees and $1,500 with bookkeeper’s fees to prepare the August 31, 2011 quarter end financials review contained in this registration statement. In the next twelve months, in order to meet our reporting obligations, we expect to spend $1,500 with auditor’s fees for each review of our Financial Statements for 3 form 10Q’s (totaling $4,500) and $3,000 for the 2012 fiscal year end financials audit. The bookkeeper’s fees for each financial statement will be $1,500. Proceeds from the present offering will not be allocated to paying any quarter or fiscal year 2012 auditor and/or bookkeeping expenses. Our president has committed to advancing certain operation costs of the Company, including Legal and Audit costs, required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $15,000).”

Financial Statements, page 28

3.

Please update the financial statements when required by Rule 8-08 of Regulation S-X.

We have updated the financial statements and all the information related to it as per your requirement.

Consent of Independent Registered Public Accounting Firm -Exhibits 23

4.

To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We have provided a currently dated and signed consent from our independent accountants as per your requirement.

Exhibit 20

5.

Your response to prior comment 7 does not explain why the funds cannot be deposited into an account bearing the company's name as opposed to that of your president's name. Please advise.

The process to have a bank account in Brazil with the Company’s name is very time consuming and costly. The president will not hold any of funds from the sale of shares in his personal bank account. All payments for the company’s shares will be made directly to the Company’s Trust account in the US, either via check, money order or wire transfer. We have amended our subscription agreement accordingly:

“Payment for the amount of the Shares subscribed for shall be made at the time of delivery of the properly executed Subscription Agreement, or such date as the

Company shall specify by written notice to subscribers (unless such period is extended in the sole discretion of the President of the Company), of a check or money order of immediately available funds to the Company at the address set forth below or wire transfer to the Company’s Trust account specified below. The closing of the transactions contemplated hereby (the "Closing") will be held on 90 days from the earlier date specified in such notice. There is no minimum aggregate amount of Shares which must be sold as a condition precedent to the Closing, and the Company may provide for one or more Closings while continuing to offer the Shares that constitute the unsold portion of the Offering.

B.	Communications .

All documents and check should be forwarded to:

AUTO HOME LOCK, INC.

112 North Curry Street, Carson City,

 Nevada, 89703

Telephone (775) 321-8215

Attention: Raul Goncalves Pinheiro

C.	Wire transfers .

Law Offices of Thomas E. Puzzo, PLLC – Auto Home Lock, Inc. Trust account

4216 NE 70TH Street, Seattle, Washington 98115

Tel. (206) 522-2256, Email: tpuzzo@msn.com

Bank: Chase Bank. 7512 35th Ave. NE, Seattle, WA 98115

Tel. (206) 461-4676 (Kim Eskelson – Branch Manager)

ABA#: 325070760 / Swift Code: CHASUS33 / Account #: 308-006-4533”

Sincerely yours,

Raul Goncalves Pinheiro

President

Auto Home Lock, Inc.